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                                                                      EXHIBIT 12

                   CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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
                                                                                                 6 months     6 months
                                                   1994     1995     1996     1997     1998      06/30/98     06/30/99
                                                  ------   ------   ------   ------   ------     --------     --------
Net Income                                        14,800   19,851   19,442   16,340    3,983       4,812       13,146
Plus (Minus):
   Income Taxes                                   11,409   10,907   10,219    9,163      146       1,951        8,057
   Write-offs and Reversals                        4,189      424        0    6,700    6,261      (6,700)      (3,900)
                                                  ------   ------   ------   ------   ------      ------       ------

Net Income before taxes and extraordinary items   30,398   31,182   29,661   32,203   10,390          63       17,303

Fixed Charges:
   Interest                                       10,267   10,342   10,088    9,737   10,699       5,273        5,127
   Lease Interest                                  2,259    2,282    2,065    1,905    1,813         915          842
                                                  ------   ------   ------   ------   ------      ------       ------

Total Fixed Charges                               12,526   12,624   12,153   11,642   12,512       6,188        5,969

Income before taxes, extraordinary items
and fixed charges                                 42,924   43,806   41,814   43,845   22,902       6,251       23,272

Ratio of earnings to fixed charges                  3.43     3.47     3.44     3.77     1.83        1.01         3.90
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